May 27, 2004

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Withdrawal of Post-Effective Amendment on Form N-1A
          Accession Number:  0000907244-04-000120 (File No.: 333-37227)
          [Evergreen Select Money Market Trust, Post-Effective Amendment No. 20]

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the above-captioned Post-Effective Amendment to the Registration Statement filed on Form N-1A on May 26, 2004 (the "Registration Statement") for the Evergreen Select Money Market Trust. The Registration Statement was incorrectly filed under the Evergreen Select Money Market Trust; it should have been filed under the Evergreen Money Market Trust. The Registration Statement was correctly filed and accepted under the Evergreen Money Market Trust on May 26, 2004 (Post-Effective Amendment N0. 20; Accession Number 0000907244-04-000121; File No.: 333-42181).

No securities were sold in connection with this offering.

Please direct all inquiries to Catherine F. Kennedy of Evergreen Investments at 617-210-3676.

Very truly yours,

/s/ Catherine F. Kennedy

Catherine F. Kennedy